[PetroQuest Energy, Inc. Letterhead]
April 7, 2006
003933/0024
Via EDGAR and Facsimile (202) 772-9220
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-0405

Attention:	Ms. Tangela Richter Ms. Donna Levy

Re:	PetroQuest Energy, Inc. Registration Statement on Form S-3, File No. 333-131955
Dear Ms. Richter and Ms. Levy:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, PetroQuest Energy, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-131955 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on April 11, 2006, or as soon as practicable thereafter.
     In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

PetroQuest Energy, Inc.
/s/ Daniel G. Fournerat
Daniel G. Fournerat
Senior Vice President, General Counsel and Secretary